

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Klaus Kleinfeld
Chief Executive Officer
Constellation Acquisition Corp I
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

> **Re: Constellation Acquisition Corp I**
> **Draft Registration Statement on Form S-1**
> **Submitted December 8, 2020**
> **CIK No. 0001834032**

Dear Mr. Kleinfeld:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, submitted December 8, 2020

Summary, page 1

1. We note your disclosure that Heads! International will provide its executive search and evaluation functions to Constellation on an exclusive basis. Please describe the scope of such exclusivity, and disclose whether there is a written agreement for such exclusivity.

Management, page 101

2. Please disclose the business experience over the last five years for each of your executive officers and/or director nominees. For example, clarify the dates of Martin Weckwerth's experience, and also disclose the business experience of Michael Wunderlich. See Item

401(e) of Regulation S-K.

 You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation